                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
     --------------------------------------------------------------

                              Schedule 13G

               Under the Securities Exchange Act of 1934
                           (Amendment No. 5)

                             Tellabs, Inc.
     --------------------------------------------------------------
                            (Name of Issuer)

                              Common Stock
     --------------------------------------------------------------
                     (Title of Class of Securities)

                               879664100
     --------------------------------------------------------------
                             (CUSIP Number)




The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 879664100   13G

1	NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Michael J. Birck, ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) (  )  (b) (  )

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

                5   SOLE VOTING POWER
NUMBER                  6,708,738
OF
SHARES
BENEFICIALLY
OWNED BY
REPORTING
PERSON
WITH
                6   SHARED VOTING POWER
                       13,084,000

                7   SOLE DISPOSITIVE POWER
                        6,708,342

                8   SHARED DISPOSITIVE POWER
                       13,084,396

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        19,208,738

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
        (X)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        9.88%

12	TYPE OF REPORTING PERSON*
        IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 879664100   13G

1	NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Katherine R. Birck, ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) (  )  (b) (  )

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

                5   SOLE VOTING POWER
NUMBER                    584,000
OF
SHARES
BENEFICIALLY
OWNED BY
REPORTING
PERSON
WITH
                6   SHARED VOTING POWER
                       19,208,738

                7   SOLE DISPOSITIVE POWER
                          584,000

                8   SHARED DISPOSITIVE POWER
                       19,208,738

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        584,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
        (X)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0.30%

12	TYPE OF REPORTING PERSON*
        IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879664100   13G

1	NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Oak Street Investments, L.P., a Delaware limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) (  )  (b) (  )

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
        A Delaware limited partnership

                5   SOLE VOTING POWER
NUMBER                          0
OF
SHARES
BENEFICIALLY
OWNED BY
REPORTING
PERSON
WITH
                6   SHARED VOTING POWER
                       12,500,000

                7   SOLE DISPOSITIVE POWER
                                0

                8   SHARED DISPOSITIVE POWER
                       12,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        12,500,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
        (  )

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        6.43%

12	TYPE OF REPORTING PERSON*
        PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)       Name of Issuer:

                Tellabs, Inc.


Item 1(b)       Address of Issuer's Principal Executive Offices:

                4951 Indiana Avenue
                Lisle, Illinois  60532


Item 2(a)-(c) Name, Principal Business Address and Citizenship of Persons Filing:

                This statement is being filed by Michael J. Birck, Mr. Birck's principal place of business is 4951
                Indiana Avenue, Lisle, IL 60532.  Mr. Birck is a
                United States citizen.

                Katherine R. Birck is the spouse of Michael J. Birck.
                Mrs. Birck's residence is 744 South Oak Street,
	              	Hinsdale, Illinois  60521.  Mrs. Birck is a United
              		States citizen.

                Oak Street Investments, L.P. is an Illinois limited partnership whose principal place of business is 744 South Oak Street, Hinsdale, Illinois 60521. Mr. and Mrs. Birck are both general partners of Oak Street Investments, L.P.

                With respect to Mr. Birck, this statement relates only to Mr. Birck's indirect ownership of shares of Common Stock of Tellabs, Inc. owned directly by Oak Street Investments, L.P. and the Tellabs Retirement Plan, and certain shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck. Mr. Birck disclaims beneficial ownership of 584,000 shares owned by his spouse, Katherine R. Birck.

                With respect to Mrs. Birck, this statement relates only to 584,000 shares of Common Stock of Tellabs, Inc. owned directly by Mrs. Birck. Mrs. Birck disclaims beneficial ownership of shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck, the Tellabs Retirement Plan and Oak Street Investments, L.P.


Item 2(d)		Title of Class of Securities:

                Common Stock


Item 2(e)		CUSIP Number:

                879664100


Item 3.         Not Applicable.

Item 4.         Ownership.


                A.  Michael J. Birck
                    ------------

                (a) Amount Beneficially Owned:  19,208,738 Shares
                    (excludes 584,000 shares of which the reporting disclaims beneficial ownership) (1)

                (b) Percent of Class:  9.88%

                (c) Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the
                          vote:  6,708,738 (includes 396 shares
                          held by the Tellabs Retirement Plan on
                          behalf of Mr. Birck and excludes 12,500,000 shares held by Oak Street Investments, L.P. and 584,000 shares held by Mrs. Birck) (1)

                    (ii)  shared power to vote or to direct the
                          vote:  13,084,000 (1) (includes 12,500,000
                          shares held by Oak Street Investments, L.P.
                          and 584,000 shares held by Mrs. Birck)

                    (iii) sole power to dispose or to direct
                          the disposition of: 6,708,342 (excludes 396 shares held by the Tellabs Retirement Plan, 12,500,000 shares held by Oak Street
                          Investments, L.P. and 584,000 shares held by Mrs. Birck)

                    (iv) shared power to dispose or to direct the disposition of: 13,084,396 (1) (includes 396 shares held by the Tellabs Retirement Plan, 12,500,000 shares held by Oak Street Investments, L.P. and 584,000 shares held by Mrs. Birck)

                B.  Katherine R. Birck
                    ---------------

                (a) Amount Beneficially Owned:  584,000 Shares
                    (excludes 19,208,738 shares of which the reporting person disclaims beneficial ownership)(1)

                (b) Percent of Class:  .30%

                (c) Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:
                          584,000 (excludes 12,500,000 shares held by Oak Street Investments, L.P. and 6,708,738 shares held by or on behalf of Mr. Birck)

                    (ii)  shared power to vote or to direct the
                          vote:  19,208,738(1) (includes 12,500,000
                          shares held by Oak Street Investments, L.P.
                          and 6,708,738 shares held by or on behalf of Mr. Birck)

                    (iii) sole power to dispose or to direct
                          the disposition of:  584,000 (excludes
                          12,500,000 shares held by Oak Street
                          Investments, L.P. and 6,708,738 shares
                          held by or on behalf of Mr. Birck)

                    (iv) shared power to dispose or to direct the disposition of: 19,208,738(1) (includes 12,500,000 shares held by Oak Street Investments, L.P. and 6,708,738 shares held by or on behalf of Mr. Birck)

                B.  Oak Street Investments, L.P.
                    ----------------------------

                (a) Amount Beneficially Owned:  12,500,000 Shares

                (b) Percent of Class:  6.43%

                (c) Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the
                          vote:  0

                    (ii)  shared power to vote or to direct the
                          vote:  12,500,000

                    (iii) sole power to dispose or to direct
                          the disposition of:  0

                    (iv)  shared power to dispose or to direct
                          the disposition of:  12,500,000

(1) The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section
13(d) or 13(g) of the Act, the beneficial owner of these securities.


Item 5.         Ownership of Five Percent or Less of a Class.

                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of
                Another Person.

                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not Applicable.


Item 8.         Identification and Classification of Members of the
                Group.

                Not Applicable.


Item 9.         Notice of Dissolution of Group.

                Not Applicable.


Item 10.        Certification.

                Not Applicable.

                               SIGNATURE
                               ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 15, 1999
                          MICHAEL J. BIRCK
                          s/Michael J. Birck
                         ---------------------------------------------

                          KATHERINE R. BIRCK
                          s/Katherine R. Birck
                         ---------------------------------------------

                          OAK STREET INVESTMENTS, L.P.

                          By:  s/Michael J. Birck, General Partner
                               ----------------------------------------

                             EXHIBIT INDEX
                             -------------

                                                Found on
                                              Sequentially
Exhibit                                       Numbered Page
-------                                       -------------

Exhibit A:  Agreement of Joint Filing               15